TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

     Mueller's business during the first quarter of 2002 showed clear signs of rebounding from the economic slowdown which affected the year 2001. Net earnings rose 16 percent to $17.9 million, or 48 cents per diluted share, compared with 42 cents per diluted share for the same quarter last year. More significantly, earnings rose 53 percent over the preceding quarter (the fourth quarter of 2001).

     Net sales for the first quarter of 2002 were $268.0 million or 3 percent less than the same quarter of 2001, due primarily to a 12 percent decrease in the price of copper. However, the volume of product sold rose to 195 million pounds from 176 million pounds in the same quarter last year.

     We believe that during the first quarter of 2002, our customers began restocking their inventories, which had declined substantially during 2001. This restocking process should provide Mueller with an added increment of business as the year progresses.

     We are gratified to report that Mueller's European copper tube operations turned profitable in the first quarter. Although the profit was modest, it convincingly demonstrated that the modernization of our Bilston copper tube mill was successful. As production refinements are implemented, our European operations will be well-positioned to make a growing contribution to Mueller's bottom line.

     Our Company's business outlook has improved over the past 60 to 90 days. The national economy is strengthening, and the housing and construction industry continues to benefit from low mortgage rates. The result is a high level of new building permits, and that is a good indicator of future business. Significantly, even though many financial assets have declined in value over the past several years, home prices continue to surge, rising 6.9 percent in 2001 and 9.2 percent in 2000. This supports our belief that an investment in a home is both financially wise and personally desirable.

     Our Annual Stockholders' Meeting will be held at Mueller's headquarters in Memphis, Tennessee on May 9, 2002. You should have already received the notice of meeting, as well as proxy material and the 2001 Annual Report. We hope you can attend, but if you cannot, we urge you to sign and return your proxy card. You may also vote via the internet by following the instructions contained on the proxy card.

Sincerely,


/S/HARVEY L. KARP                       /S/WILLIAM D. O'HAGAN
Harvey L. Karp                          William D. O'Hagan
Chairman of the Board                   President and Chief Executive Officer


April 16, 2002

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                               For the Quarter Ended
                                        March 30, 2002          March 31, 2001
Net sales                                $   268,024             $   276,578

Cost of goods sold                           208,490                 218,116
Depreciation and amortization                  9,759                  10,527
Selling, general, and
   administrative expense                     22,717                  22,556
                                          ----------              ----------
Operating income                              27,058                  25,379

Interest expense                                (493)                 (1,424)
Environmental expense                           (175)                   (761)
Other income, net                              1,636                   1,766
                                          ----------              ----------
Income before income taxes                    28,026                  24,960
Income tax expense                           (10,090)                 (9,491)
                                          ----------              ----------

Net income                               $    17,936             $    15,469
                                          ==========              ==========

Earnings per share:
   Basic                                 $      0.54             $      0.46
                                          ==========              ==========

   Diluted                               $      0.48             $      0.42
                                          ==========              ==========

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                        March 30, 2002       December 29, 2001
Assets
Cash and cash equivalents                $   107,410             $   121,862
Accounts receivable, net                     172,422                 148,808
Inventories                                  123,471                 126,629
Other current assets                           5,851                   6,614
                                          ----------              ----------
     Total current assets                    409,154                 403,913

Property, plant, and equipment, net          385,441                 387,533
Other assets                                 124,246                 124,619
                                          ----------              ----------
                                         $   918,841             $   916,065
                                          ==========              ==========

Liabilities and Stockholders' Equity
Current portion of long-term debt        $     3,986             $     3,996
Accounts payable                              45,808                  34,209
Other current liabilities                     65,300                  63,283
                                          ----------              ----------
     Total current liabilities               115,094                 101,488

Long-term debt                                15,955                  46,977
Other noncurrent liabilities                  92,663                  94,396
                                          ----------              ----------
     Total liabilities                       223,712                 242,861

Minority interest in subsidiaries                271                     271

Stockholders' equity                         694,858                 672,933
                                          ----------              ----------
                                         $   918,841             $   916,065
                                          ==========              ==========